Exhibit 2.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE U.S. SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Dynagas LNG Partners LP (the “Partnership”) has two classes of securities registered under Section 12 of the U.S. Securities Exchange Act of 1934, as amended:

1.	Common Units representing limited partnership interests (“Common Units”); and
2.	9.00% Series A Cumulative Redeemable Preferred Units (“Series A Preferred Units”).

The following description sets forth certain material provisions of these securities. The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the applicable provisions of the Partnership’s Certificate of Limited Partnership (the “Certificate of Limited Partnership”) and Fourth Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), each of which is incorporated by reference as an exhibit to the Annual Report on Form 20-F of which this Exhibit is a part. Please refer to the Certificate of Limited Partnership and the Partnership Agreement for additional information. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Partnership Agreement.

DESCRIPTION OF COMMON UNITS

Under the Partnership Agreement, the Partnership may issue an unlimited number of Common Units or other equity interests in the Partnership (which may be senior to existing classes and series of Partnership Interests), subject to any approvals required by the Series A Holders, and certain other limitations.

Voting Rights

Each outstanding Common Unit is entitled to one vote on matters subject to a vote of holders of Common Units (the “Common Unitholders”). However, if at any time, any Person or Group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that Person or Group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of Limited Partners, calculating required votes (except for purposes of nominating a person for election to the Partnership’s board of directors (the “Board of Directors”)), determining the presence of a quorum or for other similar purposes under the Partnership Agreement, unless otherwise required by law. The General Partner, its Affiliates and persons who acquired Partnership Interests with the prior approval of the Board of Directors will not be subject to this 4.9% limitation except with respect to voting their Common Units in the election of the elected directors.

Common Unitholders will have no right to elect the General Partner on an annual or other continuing basis. The General Partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding Common Units, including any Common Units owned by the General Partner and its Affiliates, voting together as a single class. The Board of Directors consists of five members, two of whom are appointed by the General Partner in its sole discretion and three of whom are elected by the Common Unitholders. Directors elected by the Common Unitholders are divided into three classes serving staggered three-year terms. At each annual meeting of limited partners, directors will be elected to succeed the class of directors whose terms have expired by a plurality of the votes of the outstanding Common Units. Directors elected by the Common Unitholders will be nominated by the Board of Directors or by any limited partner or group of limited partners that beneficially owns at least 15% of the outstanding Common Units.

Distribution Rights

Common Unitholders are entitled under the Partnership Agreement to receive a minimum quarterly distribution of $0.365 per unit, after distributions are made on the Series A Preferred Units but, to the extent the Partnership has sufficient cash on hand to pay the distribution, after establishment of cash reserves and payment of fees and expenses and if permitted under the Partnership’s existing and future debt agreements. There is no guarantee that the Partnership will pay the minimum quarterly distribution to Common Unitholders, the General Partner or to holders of the incentive distribution rights in the future.

Limited Call Right

If at any time the General Partner and its Affiliates own more than 80% of the total Limited Partner Interests of any class or series then outstanding, the General Partner has the right, but not the obligation, to purchase all, but not less than all, of such class or series then outstanding at a price equal to the greater of (x) the Current Market Price as of the date three days before the notice of exercise of the call right is first mailed and (y) the highest price paid by the General Partner or any of its Affiliates for any such Limited Partner Interest of such class or series purchased during the 90-day period preceding the date such notice is first mailed.  This repurchase right does not apply to Preferred Units.

Limitations on Ownership

The Partnership is not aware of any limitations on the right of non-resident or foreign owners to hold or vote securities of the Partnership imposed by the laws of the Republic of the Marshall Islands or the Partnership Agreement.

Anti-takeover Effect of Certain Provisions of the Partnership Agreement

The Partnership Agreement contains provisions that could make it more difficult for a third-party to acquire the Partnership without the consent of the Board of Directors. These provisions require approval of the Board of Directors and prior consent of the General Partner. These provisions could also make it difficult for Unitholders to replace or remove the current Board of Directors or could have the effect of discouraging, delaying or preventing an offer by a third-party to acquire the Partnership, even if the third-party’s offer may be considered beneficial by many Unitholders. As a result, Unitholders may be limited in their ability to obtain a premium for their Common Units.

DESCRIPTION OF SERIES A PREFERRED UNITS

Under the Partnership Agreement, the authorized number of Series A Preferred Units is unlimited. The Partnership may, without notice to or consent of the Series A Holders, authorize and issue additional Series A Preferred Units and Junior Securities and, subject to certain limitations, Senior Securities and Parity Securities.

The Series A Preferred Units entitle the holders thereof to receive cumulative cash distributions when, as and if declared by the Board of Directors out of legally available funds for such purpose. Each Series A Preferred Unit has a fixed liquidation preference of $25.00 per unit plus an amount equal to accumulated and unpaid distributions thereon to the date fixed for payment, whether or not declared. Please read “—Liquidation Rights.”

The Series A Preferred Units represent perpetual equity interests in the Partnership and, unlike indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. As such, the Series A Preferred Units rank junior to all of the Partnership’s indebtedness and other liabilities with respect to assets available to satisfy claims against the Partnership.

All the Series A Preferred Units are represented by a single certificate issued to the Securities Depository (as defined below) and registered in the name of its nominee and, so long as a Securities Depository has been appointed and is serving, no person acquiring Series A Preferred Units will be entitled to receive a certificate representing such units unless applicable law otherwise requires or the Securities Depository resigns or is no longer eligible to act as such and a successor is not appointed. Please read “—Book-Entry System.”

The Series A Preferred Units are not convertible into Common Units or other securities and do not have exchange rights or are entitled or subject to any preemptive or similar rights. The Series A Preferred Units are not subject to mandatory redemption or to any sinking fund requirements. The Series A Preferred Units may be redeemed, in whole or in part, at the Partnership’s option. Please read “—Redemption.”

The Partnership has appointed Computershare as the paying agent (the “Paying Agent”) and the registrar and transfer agent (the “Registrar and Transfer Agent”), for the Series A Preferred Units. The address of Computershare is 150 Royall Street, Canton MA 02021.

Ranking

The Series A Preferred Units are redeemable by the Partnership at any time and distributions accrue at a rate of 9.00% per annum per $25.00 of liquidation preference per unit. The Series A Preferred Units, with respect to anticipated quarterly distributions and distributions upon the liquidation, winding-up and dissolution of the Partnership’s affairs, rank:

1.	senior to any Junior Securities (including Common Units);
2.	on a parity with any Parity Securities; and
3.	junior to any Senior Securities.

Under the Partnership Agreement, the Partnership may issue Junior Securities from time to time in one or more series without the consent of the Series A Holders. The Board of Directors has the authority to determine the preferences, powers, qualifications, limitations, restrictions and special or relative rights or privileges, if any, of any such series before the issuance of any units of that series. The Board of Directors will also determine the number of units constituting each series of securities. The Partnership’s ability to issue additional Parity Securities in certain circumstances or Senior Securities is limited as described under “—Voting Rights.”

Liquidation Rights

The Series A Holders will be entitled, in the event of any liquidation, dissolution or winding up of the Partnership’s affairs, whether voluntary or involuntary, to receive the liquidation preference of $25.00 per unit in cash plus an amount equal to accumulated and unpaid distributions thereon to the date fixed for payment of such amount (whether or not declared), and no more, before any distribution will be made to the Common Unitholders or the holders of any other Junior Securities. A consolidation or merger of the Partnership with or into any other entity, individually or in a series of transactions, will not be deemed a liquidation, dissolution or winding up of the Partnership’s affairs for this purpose. In the event that the Partnership’s assets available for distribution to Series A Holders and the holders of any other Parity Securities (if applicable) are insufficient to permit payment of all required amounts, assets then remaining will be distributed among the Series A Preferred Units and any Parity Securities, as applicable, ratably on the basis of their relative aggregate liquidation preferences. After payment of all required amounts to the Series A Holders and other Parity Securities (if applicable), the Partnership’s remaining assets and funds will be distributed among the Common Unitholders and the holders of any other Junior Securities then outstanding according to their respective rights.

Voting Rights

The Series A Preferred Units will have no voting rights except as set forth below or as otherwise provided by Marshall Islands law. In the event that six quarterly distributions, whether or not consecutive, payable on the Series A Preferred Units are in arrears, the Series A Holders will have the right, voting as a class together with holders of any other Parity Securities (if applicable) upon which like voting rights have been conferred and are exercisable, to elect one member of the Board of Directors, and the size of the Board of Directors will be increased as needed to accommodate such change (unless the Series A Holders and holders of any Parity Securities (if applicable) upon which like voting rights have been conferred, voting as a class, have previously elected a member of the Board of Directors, and such director continues then to serve on the Board of Directors). Distributions payable on the Series A Preferred Units will be considered to be in arrears for any quarterly period for which full cumulative distributions through the most recent distribution payment date have not been paid on all outstanding Series A Preferred Units. The right of Series A Holders to elect a member of the Board of Directors will continue until such time as all distributions accumulated and in arrears on the Series A Preferred Units have been paid in full, or funds for the payment thereof have been declared and set aside, at which time such right will terminate, subject to revesting in the event of each and every subsequent failure to pay six quarterly distributions as described above. Upon any termination of the right of the Series A Holders and the holders of any other Parity Securities (if applicable) to vote as a class for such director, the term of office of such director then in office elected by such holders voting as a class will terminate immediately. Any director elected by the Series A Holders and the holders of any other Parity Securities (if applicable) shall each be entitled to one vote on any matter before the Board of Directors.

Unless the Partnership has received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series A Preferred Units, voting as a single class, the Partnership may not adopt any amendment to the Partnership Agreement that has a material adverse effect on the existing terms of the Series A Preferred Units.

In addition, unless the Partnership has received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series A Preferred Units, voting as a class together with holders of any other Parity Securities (if applicable) upon which like voting rights have been conferred and are exercisable, the Partnership may not:

•	issue any Parity Securities or Senior Securities if the cumulative distributions payable on outstanding Series A Preferred Units are in arrears; or
•	create or issue any Senior Securities.

On any matter described above in which the Series A Holders are entitled to vote as a class, such holders will be entitled to one vote per unit. The Series A Preferred Units held by the Partnership or any of its subsidiaries or Affiliates will not be entitled to vote.

Series A Preferred Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

Distributions

General

Series A Holders will be entitled to receive, when, as and if declared by the Board of Directors out of legally available funds for such purpose, cumulative cash distributions from and including July 20, 2015.

Distribution Rate

Distributions on Series A Preferred Units are cumulative, from and including July 20, 2015, and payable on each Distribution Payment Date, commencing on November 12, 2015, when, as and if declared by the Board of Directors or any authorized committee thereof out of legally available funds for such purpose. Distributions on the Series A Preferred Units accrue at a rate of 9.00% per annum per $25.00 stated liquidation preference per Series A Preferred Unit.

Distribution Payment Dates

The “Distribution Payment Dates” for the Series A Preferred Units are each February 12, May 12, August 12 and November 12, commencing November 12, 2015. Distributions accumulate in each distribution period from and including the preceding Distribution Payment Date or the initial issue date, as the case may be, to but excluding the applicable Distribution Payment Date for such distribution period, and distributions will accrue on accumulated distributions at the applicable distribution rate. If any Distribution Payment Date otherwise would fall on a day that is not a Business Day, declared distributions will be paid on the immediately succeeding Business Day without the accumulation of additional distributions. Distributions on the Series A Preferred Units will be payable based on a 360-day year consisting of twelve 30-day months. “Business Day” means a day on which the New York Stock Exchange is open for trading and which is not a Saturday, a Sunday or other day on which banks in New York City are authorized or required by law to close.

Payment of Distributions

Not later than the close of business, New York City time, on each Distribution Payment Date, the Partnership will pay those distributions, if any, on the Series A Preferred Units that have been declared by the Board of Directors to the holders of such units as such holders’ names appear on the Partnership’s unit transfer books maintained by the Registrar and Transfer Agent on the applicable Record Date. The Record Date will be the fifth Business Day immediately preceding the applicable Distribution Payment Date, except that in the case of payments of distributions in arrears, the Record Date with respect to a Distribution Payment Date will be such date as may be designated by the Board of Directors in accordance with the Partnership Agreement.

So long as the Series A Preferred Units are held of record by the nominee of the Securities Depository, declared distributions will be paid to the Securities Depository in same-day funds on each Distribution Payment Date. The Securities Depository will credit accounts of its participants in accordance with the Securities Depository’s normal procedures. The participants will be responsible for holding or disbursing such payments to beneficial owners of the Series A Preferred Units in accordance with the instructions of such beneficial owners.

No distribution may be declared or paid or set apart for payment on any Junior Securities (other than a distribution payable solely in units of Junior Securities) unless full cumulative distributions have been or contemporaneously are being paid or provided for on all outstanding Series A Preferred Units and any Parity Securities (if applicable) through the most recent respective Distribution Payment Dates. Accumulated distributions in arrears for any past distribution period may be declared by the Board of Directors and paid on any date fixed by the Board of Directors, whether or not a Distribution Payment Date, Series A Holders on the record date for such payment, which may not be more than 60 days, nor less than 15 days, before such payment date. Subject to the next succeeding sentence, if all accumulated distributions in arrears on all outstanding Series A Preferred Units and any Parity Securities (if applicable) have not been declared and paid, or sufficient funds for the payment thereof have not been set apart, payment of accumulated distributions in arrears will be made in order of their respective Distribution Payment Dates, commencing with the earliest. If less than all distributions payable with respect to all Series A Preferred Units and any Parity Securities (if applicable) are paid, any partial payment will be made pro rata with respect to the Series A Preferred Units and any Parity Securities (if applicable) entitled to a distribution payment at such time in proportion to the aggregate amounts remaining due in respect of such units at such time. Series A Holders will not be entitled to any distribution, whether payable in cash, property or units, in excess of full cumulative distributions. Except insofar as distributions accrue on the amount of any accumulated and unpaid distributions as described under “—Distributions—Distribution Rate,” no interest or sum of money in lieu of interest will be payable in respect of any distribution payment which may be in arrears on the Series A Preferred Units.

Redemption

Optional Redemption

Commencing on August 12, 2020, the Partnership may redeem, at its option, in whole or in part, the Series A Preferred Units at a redemption price in cash equal to $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption, whether or not declared. Any such optional redemption shall be effected only out of funds legally available for such purpose. The Partnership may undertake multiple partial redemptions.

Redemption Procedures

The Partnership will give notice of any redemption by mail, postage prepaid, not less than 30 days and not more than 60 days before the scheduled date of redemption, to the holders of any units to be redeemed as such holders’ names appear on the Partnership’s unit transfer books maintained by the Registrar and Transfer Agent at the address of such holders shown therein. Such notice shall state: (1) the redemption date, (2) the number of Series A Preferred Units to be redeemed and, if less than all outstanding Series A Preferred Units are to be redeemed, the number (and the identification) of units to be redeemed from such holder, (3) the redemption price, (4) the place where the Series A Preferred Units are to be redeemed and shall be presented and surrendered for payment of the redemption price therefor and (5) that distributions on the units to be redeemed will cease to accumulate from and after such redemption date.

If fewer than all of the outstanding Series A Preferred Units are to be redeemed, the number of units to be redeemed will be determined by the Partnership, and such units will be redeemed by such method of selection as the Securities Depository shall determine, pro rata or by lot, with adjustments to avoid redemption of fractional units. So long as all Series A Preferred Units are held of record by the nominee of the Securities Depository, the Partnership will give notice, or cause notice to be given, to the Securities Depository of the number of Series A Preferred Units to be redeemed, and the Securities Depository will determine the number of Series A Preferred Units to be redeemed from the account of each of its participants holding such units in its participant account. Thereafter, each participant will select the number of units to be redeemed from each beneficial owner for whom it acts (including the participant, to the extent it holds Series A Preferred Units for its own account). A participant may determine to redeem Series A Preferred Units from some beneficial owners (including the participant itself) without redeeming Series A Preferred Units from the accounts of other beneficial owners.

So long as the Series A Preferred Units are held of record by the nominee of the Securities Depository, the redemption price will be paid by the Paying Agent to the Securities Depository on the redemption date. The Securities Depository’s normal procedures provide for it to distribute the amount of the redemption price in same-day funds to its participants who, in turn, are expected to distribute such funds to the persons for whom they are acting as agent.

If the Partnership gives or cause to be given a notice of redemption, then it will deposit with the Paying Agent funds sufficient to redeem the Series A Preferred Units as to which notice has been given by the close of business, New York City time, no later than the Business Day immediately preceding the date fixed for redemption, and will give the Paying Agent irrevocable instructions and authority to pay the redemption price to the holder or holders thereof upon surrender or deemed surrender (which will occur automatically if the certificate representing such units is issued in the name of the Securities Depository or its nominee) of the certificates therefor. If notice of redemption shall have been given, then from and after the date fixed for redemption, unless the Partnership defaults in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the notice, all distributions on such Series A Preferred Units will cease to accumulate and all rights of Series A Holders as holders of Series A Units will cease, except the right to receive the redemption price, including an amount equal to accumulated and unpaid distributions through the date fixed for redemption, whether or not declared. The Partnership will be entitled to receive from the Paying Agent the interest income, if any, earned on such funds deposited with the Paying Agent (to the extent that such interest income is not required to pay the redemption price of the units to be redeemed), and the holders of any units so redeemed will have no claim to any such interest income. Any funds deposited with the Paying Agent hereunder by the Partnership for any reason, including, but not limited to, redemption of Series A Preferred Units, that remain unclaimed or unpaid after two years after the applicable redemption date or other payment date, shall be, to the extent permitted by law, repaid to the Partnership upon its written request, after which repayment to the Series A Holders entitled to such redemption or other payment shall have recourse only to the Partnership.

If only a portion of the Series A Preferred Units represented by a certificate has been called for redemption, upon surrender of the certificate to the Paying Agent (which will occur automatically if the certificate representing such units is registered in the name of the Securities Depository or its nominee), the Paying Agent will issue to the holder of such units a new certificate (or adjust the applicable book-entry account) representing the number of Series A Preferred Units represented by the surrendered certificate that have not been called for redemption.

Notwithstanding any notice of redemption, there will be no redemption of any Series A Preferred Units called for redemption until funds sufficient to pay the full redemption price of such units, including all accumulated and unpaid distributions to the date of redemption, whether or not declared, have been deposited by the Partnership with the Paying Agent.

Notwithstanding the foregoing, in the event that full cumulative distributions on the Series A Preferred Units and any Parity Securities (if applicable) have not been paid or declared and set apart for payment, the Partnership may not repurchase, redeem or otherwise acquire, in whole or in part, any Series A Preferred Units or Parity Securities (if applicable) except pursuant to a purchase or exchange offer made on the same terms to all Series A Holders and any Parity Securities (if applicable). Common Units and any other Junior Securities may not be redeemed, repurchased or otherwise acquired unless full cumulative distributions on the Series A Preferred Units and any Parity Securities (if applicable) for all prior and the then-ending distribution periods have been paid or declared and set apart for payment.

No Sinking Fund

The Series A Preferred Units will not have the benefit of any sinking fund.

No Fiduciary Duty

Except as expressly set forth in the Partnership Agreement, the Partnership, its officers and directors, and its General Partner will not owe any fiduciary duties to the Series A Holders other than an implied contractual duty of good faith and fair dealing pursuant to the Partnership Agreement.

Book-Entry System

All Series A Preferred Units are represented by a single certificate issued to The Depository Trust Company (and its successors or assigns or any other securities depository selected by us) (the “Securities Depository”) and registered in the name of its nominee (initially, Cede & Co.). No Series A Holder is entitled to receive a certificate evidencing such units unless otherwise required by law or the Securities Depository gives notice of its intention to resign or is no longer eligible to act as such and the Partnership has not selected a substitute Securities Depository within 60 calendar days thereafter. Payments and communications made by the Partnership to Series A Holders will be duly made by making payments to, and communicating with, the Securities Depository. Accordingly, unless certificates are available to Series A Holders, each holder of Series A Preferred Units must rely on (1) the procedures of the Securities Depository and its participants to receive distributions, any redemption price, liquidation preference and notices, and to direct the exercise of any voting or nominating rights, with respect to such Series A Preferred Units and (2) the records of the Securities Depository and its participants to evidence its ownership of such Series A Preferred Units.

So long as the Securities Depository (or its nominee) is the sole holder of the Series A Preferred Unit certificate, no beneficial holder of the Series A Preferred Units will be deemed to be a Unitholder of the Partnership. The Depository Trust Company, the initial Securities Depository, is a New York-chartered limited purpose trust company that performs services for its participants, some of whom (and/or their representatives) own The Depository Trust Company. The Securities Depository maintains lists of its participants and will maintain the positions (i.e., ownership interests) held by its participants in the Series A Preferred Units, whether as a holder of the Series A Preferred Units for its own account or as a nominee for another holder of the Series A Preferred Units.